11022581

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 22 2011
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-14108

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Guardian Investor Services LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

7 Hanover Square
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John H. Walter (212) 598-1398
(Area Code -- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name)*

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John H. Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Guardian Investor Services LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]

Signature

Sr. Vice President & Controller

Title

[signature]

Notary Public

JOSEPH J. SAPIENZA JR. 2/4/11
Notary Public, State of New York
No. [illegible]
Qualified in Richmond County
Commission Expires Nov. 30, 2013

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on Internal Control.
- [x] (p) Statement of Cash Flows.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of
Guardian Life Insurance Company of America)
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Managers and Member of
Guardian Investor Services LLC and Subsidiaries:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, changes in member's equity, and cash flows present fairly, in all material respects, the financial position of Guardian Investor Services LLC and Subsidiaries (the "Company"), a subsidiary of the Guardian Life Insurance Company of America, at December 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 24, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of Guardian Life Insurance Company of America)
Consolidated Balance Sheet
December 31, 2010

Assets		
Cash and cash equivalents	$	54,720,878
Investments in mutual funds, at fair value		510,842
Investments in equity securities		36,095,509
Deposits with and receivable from broker		14,812,647
Total invested assets		106,139,876
Accounts receivable		17,558,770
Receivable from Guardian Life Insurance Company of America and its affiliates		1,777,402
Prepaid expenses and other assets		2,149,532
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization		746,874
Goodwill		340,508,587
Other intangible assets, net of accumulated amortization		215,847,496
Total assets	$	684,728,537
Liabilities and Member's Equity		
Due to Guardian Life Insurance Company of America and its affiliates	$	4,218,859
Commissions payable		6,179,948
Distribution payable to minority members		4,643,696
Accounts payable and accrued expenses		4,749,263
Securities sold short, at fair value		9,956,385
Deferred income tax liability		30,835,761
Total liabilities		60,583,912
Member's equity		399,346,302
Undistributed loss		(7,648,515)
Total member's equity		391,697,787
Noncontrolling interest		232,446,838
Total equity		624,144,625
Total liabilities and equity	$	684,728,537

See notes to consolidated financial statements.

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of Guardian Life Insurance Company of America)
Consolidated Statement of Operations
Year Ended December 31, 2010

Revenues		
Management fees	$	122,490,687
Distribution fees		33,760,093
Dividends and interest		216,476
Unrealized gain on investments		3,847,730
Realized gain on investments		1,319,051
Other income		3,365,087
Total revenues		164,999,124
Expenses		
Salaries and benefits		51,802,208
General operating expenses		47,929,872
Commissions		37,651,400
Distribution expenses		39,152,581
Payroll and other taxes		2,373,705
Amortization of intangible assets		2,517,784
Total expenses		181,427,550
Loss before income taxes and noncontrolling interest		(16,428,426)
Income taxes		
Current benefit		(16,786,880)
Deferred expense		6,585,633
Total income tax benefit		(10,201,247)
Net loss before noncontrolling interest		(6,227,179)
Noncontrolling interest		(11,508,280)
Net loss attributable to Guardian Investor Services LLC	$	(17,735,459)

See notes to consolidated financial statements.

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of Guardian Life Insurance Company of America)
Consolidated Statement of Changes in Member's Equity
Year Ended December 31, 2010

	Equity	Undistributed Income/(Loss)	Guardian Investor Services LLC's Interest	Noncontrolling Interest	Total Equity
Balance at January 1, 2010	$ 374,302,942	$ 10,086,944	$ 384,389,886	$ 190,944,376	$ 575,334,262
Net gain/(loss)	-	(17,735,459)	(17,735,459)	11,508,280	(6,227,179)
Additional paid in capital	18,100,000	-	18,100,000	-	18,100,000
Distribution from RS to minority members	-	-	-	(9,057,960)	(9,057,960)
Unit options - paid in capital	8,884,892	-	8,884,892	3,339,648	12,224,540
Repurchase of member units	(1,108,847)	-	(1,108,847)	(421,947)	(1,530,794)
Private investment funds	-	-	-	35,301,756	35,301,756
Other	(832,685)	-	(832,685)	832,685	-
Balance at December 31, 2010	$ 399,346,302	$ (7,648,515)	$ 391,697,787	$ 232,446,838	$ 624,144,625

See notes to consolidated financial statements.

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of Guardian Life Insurance Company of America)
Consolidated Statement of Cash Flows
Year Ended December 31, 2010

Cash flows provided by operating activities		
Net loss (before noncontrolling interest)		$ (6,227,179)
Adjustments to reconcile net loss to		
Net cash provided by (used in) in operating activities		
Non-cash items included in net income		
Unrealized gain on investments	$ (3,847,730)	
Net realized gain on investments and securities sold short	(1,319,051)	
Purchase of investment securities	(44,409,645)	
Proceeds from securities sold short	14,378,517	
Proceeds from sale of securities	20,307,967	
Purchases to cover securities sold	(8,308,455)	
Deposits with and receivable from brokers	(14,812,647)	
Amortization of intangible assets	2,517,784	
Deferred income tax expense	6,585,633	
Depreciation and amortization of furniture, equipment and leasehold improvements	514,533	
Options expense	6,380,795	
(Increase) decrease in operating assets		
Accounts receivable	(4,730,268)	
Receivable from Guardian Life Insurance Company of America and its affiliates	(1,203,890)	
Prepaid expenses and other assets	(597,617)	
Increase (decrease) in operating liabilities		
Due to Guardian Life Insurance Company of America and its affiliates	916,622	
Commissions payable	2,169,399	
Distributions payable to noncontrolling interest	(3,298,888)	
Accounts payable and accrued expenses	(2,211,777)	
Total adjustments		(30,968,718)
Net cash used in operating activities		(37,195,897)
Cash flows used in investing activities		
Purchase of mutual fund investments		(91,244)
Purchase of Oak Value Capital Management, Inc.		(2,991,549)
Purchase of furniture, equipment and leasehold improvements		(70,171)
Net cash used in investing activities		(3,152,964)
Cash flows provided by (used in) financing activities		
Capital contribution from Guardian Life Insurance Company of America		18,100,000
RS contributed capital from consolidated private investment funds		32,321,652
Repurchase of member units		(1,530,794)
Note payable to minority member		-
Options exercise		5,726,203
Distributions to noncontrolling interest		(4,414,264)
Net cash provided by financing activities		50,202,797
Net increase in cash and cash equivalents		9,853,936
Cash and cash equivalents at beginning of the year		44,866,942
Supplemental disclosures of cash flows information:		
Consolidation of private investment funds		$ 2,980,103
Distributions payable to noncontrolling interest		$ 4,643,696
Capitalized options granted to Oak Value members		$ 117,542
Oak Value purchase - NCI portion		$ 832,685
Cash transactions		
Interest paid during the year		$ 136,700
Cash paid during the year for taxes		$ 1,878,308

The accompanying notes are an integral part of these financial statements.

Guardian Investor Services LLC and Subsidiaries
(A wholly owned subsidiary of
Guardian Life Insurance Company of America)
Notes to Consolidated Financial Statements
December 31, 2010

1. Organization

Guardian Investor Services LLC ("GIS") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA", formerly known as the National Association of Securities Dealers, Inc. or "NASD"). GIS is also a registered investment adviser under the Investment Adviser Act of 1940. The Company provides investment advisory services to various affiliated diversified open-ended management companies that comprise the RS mutual fund family ("RS Funds"), a series of twenty-three portfolios.

GIS is a wholly owned subsidiary of Guardian Life Insurance Company of America ("GLIC") pursuant to a corporate restructuring on August 31, 2006 whereby Guardian Insurance & Annuity Company, Inc., ("GIAC"), a wholly owned subsidiary of GLIC, transferred 100% ownership of GIS to GLIC.

At 12/31/10, GIS owns a 72.27% interest in RS Investment Management Co. LLC ("RS" or the "Subsidiary"), a San Francisco investment management firm specializing in mutual funds and institutional investment accounts. GIS' ownership interest in RS may fluctuate in response to the buyback of units from minority members or the re-distribution of units relative to the employee compensation plans discussed in Note 11.

The Contribution and Support Agreement (the "Contribution Agreement") between GIS and RS provides for a unit claw-back adjustment to be determined on October 9, 2011. The unit claw-back requires a pro rata decrease in members units issued to GIS based on the annualized advisory fees earned on the contributed business as of October 9, 2006 compared to annualized advisory fees on October 9, 2011. Any units clawed back would be retired and will no longer be outstanding.

Under the terms of the Operating Agreement (the "Operating Agreement"), RS serves as investment adviser to the RS Funds while GIS serves as sub-adviser to the fixed income and index funds. GIS serves as the sole distributor of the RS Funds.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of GIS and its majority owned subsidiary RS (collectively with GIS the "Company"), including three private investment funds where RS controls the private investment fund as a general partner or managing member of the fund. See Note 5 for details on these consolidated investment funds. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Intercompany balances and transactions have been eliminated.

During 2010, RS had four majority owned consolidated subsidiaries, two of which have remained operationally inactive since August 31, 2006.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual future results could differ from these estimates.

Invested Assets

Cash and cash equivalents include amounts on deposit with banks and highly liquid investments with an original maturity of three months or less. They are reported in the Consolidated Balance Sheet at cost, which approximates fair value. At times, cash balances may exceed the limits of FDIC coverage.

Investments in equity securities and mutual funds are carried at fair value with unrealized gains and losses reflected in income.

Accounts Receivable

Accounts receivable consist of management fees, 12b-1 distribution fees, expense reimbursements due from the RS Funds and institutional investment accounts.

Receivable from Guardian Life Insurance Company of America and its affiliates

Amounts receivable consist of management fees and expense reimbursements.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of association dues, prepaid rent expenses and miscellaneous receivables.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture, equipment, and computer hardware and software is computed using the double declining balance method over the estimated useful lives of the assets, ranging from 1 to 7 years. Amortization of leasehold improvements is computed using the straight-line method over the remaining term of the lease. Improvements are capitalized and maintenance and repairs are charged to expense as incurred.

Goodwill and Other Intangible Assets

The Company follows GAAP accounting guidance related to goodwill and other intangible assets and tests goodwill and other intangible assets for impairment on an annual basis as of June 30 of each year. The Company tests goodwill and other intangible assets for impairment between the annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Due to Guardian Life Insurance Company of America and its affiliates

Amounts payable consist of general operating expenses and income taxes due to GLIC and administrative service expenses due to GIAC.

Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist primarily of compensation, benefits, other operating expenses, market data services and other taxes.

Securities Sold Short

When the consolidated private investment funds engage in a short sale, an amount equal to the proceeds received by the fund is reflected as an asset and an equivalent liability. The amount of the liability is subsequently marked-to-market to reflect the market value of the short sale. When the consolidated private investment funds make a short sale, they will borrow the security sold short and deliver it to the broker-dealer with which they made the short sale. The consolidated funds may be required to maintain collateral for the short sales. This collateral is included in the "Deposits with and receivable from broker". The consolidated funds are exposed to market risk based on the amount, if any, that the market value of the security increases beyond the market value at which the position was sold. Thus, a short sale of a security involves the risk that instead of declining, the price of the security sold short will rise. The short sale of securities involves the possibility of a theoretically unlimited loss since there is a theoretically unlimited potential for the market price of the security sold short to increase. The consolidated funds are required to repay the counterparty any dividends or interest on the security sold short. A gain, limited to the price at which the consolidated funds sold the security short, or a loss, unlimited as to the dollar amount, will be recognized upon the termination of a short sale if the market price is greater or less than the proceeds originally received.

Noncontrolling Interest

Consists of the minority members' proportionate share of the assets and liabilities of RS. The majority economic ownership interests in the consolidated private investment funds are not owned by the Company and are therefore reflected as non-controlling interests in the consolidated financial statements.

Revenue and Expense Recognition

Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commissions earned and related commissions expenses from customers' securities transactions are recorded on a trade date basis.

Management and Distribution Fees

The Company recognizes management and distribution fees pursuant to contractual agreements with mutual funds, variable investment trusts, institutional and other clients and private investment unit trusts. Management fees and distribution fees are recognized ratably over the period that assets are under management, and are based on the assets under management and the fee schedule for each account. Since management fees are based on assets under management, significant changes in the value of these assets can impact fees earned by the Company in future periods.

Federal Income Taxes

Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to

such estimates from prior years. Deferred federal income tax assets and liabilities are recognized for expected future tax consequences of temporary differences between GAAP and taxable income. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between financial statement carrying amounts and income tax basis of assets and liabilities.

The Company follows GAAP accounting guidance related to accounting for uncertainty in income taxes, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of an income tax position taken or expected-to-be taken in a tax return. GAAP also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and additional disclosures.

GIS is organized as a limited liability company and is thereby treated as a disregarded entity for federal and state income tax purposes. As such, GIS's results are included in the consolidated federal and state income tax returns of GLIC. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with an agreement which provides that each member of the group is allocated its share of the consolidated tax provision or benefit determined generally on a separate company basis, but may recognize the tax benefits of net operating losses or capital losses utilizable in the consolidated returns. For state tax purposes, since GLIC is an insurance company, it is generally subject to tax on gross premium rather than tax on income. However, in those years where GLIC is subject to a state income tax, such income will be subject to the group's tax allocation agreement. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement within 30 days of the filing of the consolidated returns.

Share-Based Payment
The Company follows the GAAP accounting guidance related to share-based payments and accounting for stock-based compensation, which focuses primarily on transactions in which an entity exchanges its equity instruments for employee services and generally establishes standards for the accounting for transactions in which an entity obtains goods or services in share-based payment transactions. Generally, GAAP requires the fair value of all share based payments to employees, including grants of employee stock (unit) options, to be recognized in the Consolidated Statement of Operations.

Recent Accounting Pronouncements

Amendments to Consolidation Guidance for Variable Interest Entities
In June 2009, the FASB issued updated guidance which eliminates the exemption for qualifying special-purpose entities ("QSPEs"), as well as amends the consolidation guidance for variable interest entities ("VIEs"). This updated guidance removes the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIE's activities and, whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. This updated guidance also requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE. This updated guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009.

The adoption of this updated accounting guidance in 2010 had no impact on the Company's financial condition or results of operations.

3. Related Party Transactions

A significant portion of GIS' revenues and expenses relate to transactions with GLIC and its affiliates.

General Operating Expense Agreement
GLIC charges GIS for the services of certain employees of GLIC engaged in the GIS' business and for GIS' use of GLIC's centralized services. During 2010, the amounts charged for these services amounted to $25,564,619 and payroll taxes of $1,439,964, which are reflected in "General operating expenses" and "Payroll and other taxes", respectively, in the Consolidated Statement of Operations, of which $3,200,421 is included in "Due to Guardian Life Insurance Company of Americas and its affiliates" in the Consolidated Balance Sheet at December 31, 2010.

Investment Advisory Agreements
In accordance with certain provisions of the management agreements with the mutual funds sponsored by RS (the "Fund Agreements"), GIS receives investment advisory fees ranging from .25% to 1.00% of the average daily net assets of the respective mutual funds. During the year, such fees amounted to $103,788,989, which is included in "Management fees" in the Consolidated Statement of Operations of which $10,491,015 is included in "Accounts receivable" in the Consolidated Balance Sheet at December 31, 2010.

In addition, in accordance with the provisions of the distribution plans adopted by the mutual funds pursuant to Rule 12b-1 under the Investment Company Act of 1940 (the "Distribution Plans"), each fund's share class pays GIS at an annual rate from .25% to 1.00% of each fund's average daily net assets. During the year, such fees amounted to $27,184,195, which is included in "Distribution fees" in the Consolidated Statement of Operations of which $803,951 is included in "Accounts receivable" in the Consolidated Balance Sheet at December 31, 2010.

The Fund Agreements provide that GIS reimburse the mutual funds for expenses that exceed a percentage of their average daily net assets. The reimbursement varies from .28% to 2.97% per annum of the average daily net assets of the mutual funds. Expenses reimbursed during 2010 amounted to $13,122,328, which is included in "General operating expenses" in the Consolidated Statement of Operations. At December 31, 2010, reimbursed expenses payable in the amount of $884,558 is included in "Accounts payable and accrued expenses" in the Consolidated Balance Sheet.

The Company provides investment advisory and administrative services to GLIC with respect to their securities investment accounts and master pension trust for which it earned $1,736,636 for the year ended December 31, 2010 and is included in "Management fees" in the Consolidated Statement of Operations. At December 31, 2010, the amount receivable included in "Receivable from Guardian

Life Insurance Company of America and its affiliates" in the Consolidated Balance Sheet is $475,853.

Commissions

During the year, GIS earned commissions of $882,829 from selling Class A shares of the RS sponsored mutual funds, which provide for up front commissions to be paid by investors and is included in "Other income" in the Consolidated Statement of Operations.

GIS incurred commissions to Park Avenue Securities (a subsidiary of GIAC), including trail commissions, during 2010 in the amount of $1,888,449 which is included in "Commissions" in the Consolidated Statement of Operations. At December 31, 2010, the amount payable included in "Commissions payable" in the Consolidated Balance Sheet is $272,468.

Investments

At December 31, 2010, GIS' investments in the RS Funds, at fair value, were as follows:

RS International Growth Fund - Class Y	$	87,913
Total	$	87,913

Administrative Services Agreement

The Company has administrative services agreement that provides for payments to GIAC equal to an annual rate of 0.136% of the average daily net assets attributable to the RS Investment Trust and RS Variable Products Trust, and an annual rate of 0.24% of the average daily net assets of Gabelli Capital Series Funds, Inc., within variable annuity contracts and/or group variable funding agreements ("Separate Accounts") issued by GIAC. During the year, such expenses amounted to $3,352,271 and are included in "General operating expenses" in the Consolidated Statement of Operations. At December 31, 2010, the amount payable included in "Due to Guardian Life Insurance Company of America and its affiliates" in the Consolidated Balance Sheet is $901,070.

Reimbursement Agreement

The Company provides administrative and distribution services to the retail funds subadvised by Guardian Baillie Gifford Limited ("GBG"), a joint venture that is majority owned by GIAC. The Company has a reimbursement agreement that provides for payments from GIAC for these services provided by GIS, which are attributable to shares of the RS International Growth Fund and RS Emerging Markets Fund that are not offered through a Separate Account. The reimbursement is calculated based on the daily average net assets of each Fund for the periods. During the year, such reimbursements totaled $2,128,298 are included in "Other Income" in the Consolidated Statement of Operations.

Office Sublease Agreement

The Company sublet 8,282 square feet of office space in New York from Guardian under a three-year sublease that commencing on October 9, 2006, included in the lease commitments (see Note 8). The sublease was extended through December 31, 2009, when a month-to-month arrangement commenced. The annual rent was $200,000 plus a pro rata share of certain building operating

expenses. RS paid rent of $16,400 for the first month of 2010 (RS now rents office space through a 3rd party), which is included in "General operating expenses" in the Consolidated Statement of Operations.

4. Fair Value of Financial Instruments

During 2010, the guidance pertaining to the disclosure of fair value measurements was amended to require (1) the separate disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements, (2) additional breakout of the information presented in reconciliation of Level 3 fair value measurements, (3) increased disclosure about inputs and valuation techniques used to measure fair value, and (4) amendments to the guidance on employers' disclosures about postretirement benefit plan assets. The additional disclosures are included in this note except for the additional information to be presented in the Level 3 reconciliation which is not effective until 2011 and the amended disclosure requirements for postretirement benefit plans that will be included in the individual plan's audited financial statements. The application of this guidance did not have a material impact on the Company's financial statements.

Current guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's view of market assumptions based on internally developed data in the absence of observable market information. The guidance requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when determining the fair value of an asset or liability. The statement classifies all assets and liabilities carried or disclosed at fair value in one of the following categories:

Level 1 - inputs are quoted market prices available in active markets for identical assets or liabilities on the reporting date. Assets included in this category include U.S. Treasury Securities, certain mutual funds in which the fund holds investments in common stock, and securities held by the consolidated private investment funds.

Level 2 – inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – inputs are observable where there is little or no market activity for the asset or liability and the Company makes estimates and assumptions based on internally derived information.

The following table summarizes the Company's financial instruments carried at fair value by their fair value hierarchy levels.

	As of December 31, 2010				
Assets	**Level 1**	**Level 2**	**Level 3**	**Total Fair Value**	**Carrying Amount**
Investments in equity securities	$36,095,509	$ -	$ -	$36,095,509	$36,095,509
Investments in mutual funds	510,842	-	-	510,842	510,842
Total Assets	$36,606,351	$ -	$ -	$36,606,351	$36,606,351
Liabilities					
Securities sold short	$ 9,956,385	$ -	$ -	$ 9,956,385	$ 9,956,385
Total Liabilities	$ 9,956,385	$ -	$ -	$ 9,956,385	$ 9,956,385

The Company did not have any assets that would be reported in Level 3 during the year ended December 31, 2010.

There were no significant transfers into or out of Levels 1 or 2 during 2010.

Equity securities and Securities sold short – Certain consolidated private investment funds of the Company hold marketable equity securities and have sold securities in short sales. These securities are traded on domestic stock exchanges and are valued based on quoted market prices in active markets. The consolidated funds do not adjust the quoted price for such instruments, even in situations where the fund holds a large position and a sale could reasonably impact the quoted price.

Mutual Fund Investments – The Company invests in various mutual funds managed by RS. The fair value of the mutual funds is based upon the reported net asset values ("NAVs") as provided by the fund manager. The Fair Value Hierarchy level is based on observable market inputs of the registered mutual funds as published on recognized market exchanges. The Company's management reviews each mutual fund's liquidity in order to determine the level those investments should be reported.

Generally, actively traded registered mutual fund investments are considered a Level 1, non-registered collective fund investments that have no redemption restrictions of fees associated with it and are open to new investors are considered a Level 2 and all other types of investments that do not meet the criteria of Level 1 or Level 2 are reported as Level 3.

5. Consolidated Entities

Variable Interest Entities

The Company's interest in RS meets the definition of a VIE. The Company holds both (1) the power to direct the most significant activities of RS and (2) has the obligation to absorb losses of RS or right to receive benefits that could be significant to the VIE. As such, consistent with the new guidance described in Note 2, the Company is deemed to be the primary beneficiary and must consolidate the VIE. The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated in the Company's financial statements as of December 31, 2010. Creditors of the VIEs where the Company is a primary beneficiary have no recourse to the general credit of the Company, as the Company's obligations to the VIE is limited to the amount of its committed investment.

	December 31, 2010	
	Total Assets	Total Liabilities
RS	$ 594,788,590	$ 26,034,171
Total	$ 594,788,590	$ 26,034,171

Private Investment Funds

The Company determined that it controls certain private investment funds, and therefore consolidated these funds beginning in 2010. The consolidated funds primarily generate income through investment activities with net investment income being allocated to participating accounts. The Company's investments in equity securities consist primarily of marketable investments held by the consolidated investment funds. These investments are carried at fair value on the combined balance sheets with changes in fair value recorded in "Net realized gain on investments" or "Net unrealized appreciation on investments" in the consolidated statements of operations. The cost of securities sold, and any resulting gain or loss is accounted for on a first-in, first-out basis.

The investments owned by these consolidated investment funds are classified as trading. As of December 31, 2010, the following balances related to these funds were consolidated in the balance sheet:

Investments in equity securities	$ 36,095,509
Accounts receivable	82,084
Deposits with and receivable from broker	14,812,647
Accounts payable and accrued expenses	(670,334)
Securities sold short, fair value	(9,956,385)
Noncontrolling interest	(40,331,413)
Total net interest in consolidated private investment funds	$ 32,108

6. Goodwill and Other Intangible Assets

Goodwill

Goodwill is recorded on the Consolidated Balance Sheet as a result of the RS acquisition (see Note 1), and RS's purchase of Oak Value Capital Management Inc. ("OVCMI", see Note 7).

Other Intangible Assets

The table below reflects the identified intangible assets associated with the Company's consolidation of RS and RS' acquisition of certain assets of OVCMI. These intangible assets include assets with a useful life, which are being amortized over their remaining useful life, as well as those intangible assets with an indefinite life.

Other Intangible Assets:	**Fair Value**	**Estimated Remaining Useful Life**
Finite Life:		
Institutional investment management contracts and relationships (RS Investments)	$ 22,400,000	5.3 years
Covenants-not-compete and other provisions (RS Investments)	1,600,000	Fully amortized
Institutional investment management contracts and relationships (Oak Value)	333,677	8.8 years
Covenants-not-compete and other provisions (Oak Value)	30,000	4.8 years
Internally developed computer software system	30,000	Fully amortized
	24,393,677	
Accumulated amortization	(12,444,080)	
	11,949,597	
Indefinite Life:		
Mutual funds investment management contracts (RS Investments)	190,800,000	Indefinite
Mutual funds investment management contracts (Oak Value)	497,899	Indefinite
RS trade name	12,600,000	Indefinite
	203,897,899	
Other intangible assets, net	$ 215,847,496	

Amortization of intangible assets of $2,517,784 is reported in the Consolidated Statement of Operations.

The following is a schedule of the annual amortization over the next five years for intangible assets with a useful life:

For the year ended December 31,	**Institutional Investment Management Contracts and Relationships and Covenants not to Compete**
2011	
2012	$ 2,531,964
2013	2,532,082
2014	2,531,964
2015	2,530,057
	1,696,334

The weighted average remaining amortization period for intangible assets is 4.6 years.

There is no impairment in the carrying value of goodwill or other intangible assets for the year ended December 31, 2010.

7. Oak Value Capital Management, Inc.

On September 7, 2010, the investment team at Oak Value Capital Management, Inc. ("OVCMI") joined RS and now operates as an investment team within the Subsidiary's specialized team structure. Also, on September 7, 2010 RS Investment Trust adopted the Oak Value Fund and the Company began providing investment advisory services to the fund. RS also became the investment advisor to certain separate accounts and a private investment fund. RS paid $3,052,454 cash plus unit options valued at $117,541 for the acquisition that included some fixed, prepaid and intellectual assets. Acquisition costs of $1,995,000 were incurred and are reported in the Consolidated Statement of Operations.

The following table summarizes the estimated fair values of the assets acquired at the date of acquisition.

Goodwill	
Intangible Assets	$ 2,129,973
Prepaid and Other Assets	861,576
Investment in Limited Partnership	52,454
Total Assets acquired	8,451
	$ 3,052,454

8. Furniture, Equipment and Leasehold Improvements

At December 31, 2010, furniture, equipment and leasehold improvements consisted of the following:

Furniture and equipment	$	574,049
Computer software and hardware		1,891,048
Leasehold improvements		1,223,574
Accumulated depreciation and amortization		(2,941,797)
	$	746,874

Depreciation and amortization expense included in the Consolidated Statement of Operations totaled $514,533 for the year ended December 31, 2010.

9. Lease Commitments

RS occupies office space in California and New York under non-cancelable operating leases expiring at various times through June 2018. At December 31, 2010, the Company had remaining minimum lease commitments as follows:

For the Years Ended December 31:

	Operating Leases	Sublease	Net
2011	$ 1,255,310	$ 16,422	$ 1,238,888
2012	1,190,691	-	1,190,691
2013	1,033,358	-	1,033,358
2014	1,013,744	-	1,013,744
Thereafter	3,146,350	-	3,146,350
	$ 7,639,453	$ 16,422	$ 7,623,031

Rental expense included in "General operating expenses" in the Consolidated Statement of Operations for the year ended December 31, 2010 is $1,099,990.

10. Nonpension Postretirement Plans

The Company has a nonpension postretirement healthcare plan (the "Healthcare Plan") that provides medical and dental benefits for eligible retirees of RS and their eligible dependents, as well as life insurance for eligible retirees. An eligible retiree of RS is the Chief Executive Officer ("CEO") or any direct report of the CEO that has 18 years or more of service and has attained the age of 55. The costs of the benefits provided under the Healthcare Plan are to be paid by the eligible retiree. In December 2007, one retiree became eligible for benefits under the Healthcare Plan and the Company agreed to pay the cost of the benefits pursuant to the terms of the retiree's employment agreement.

For the Healthcare Plan accounting, the Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. The Company used the actual premium rates in place for 2011, assumed the healthcare cost trend for 2011 will be 9% and then decreasing to 4.75% over the next 5 years. The net periodic Healthcare Plan cost for the year ended December 31, 2010 is $0. The accumulated benefit obligation of the Healthcare Plan as of December 31, 2010 is $410,000.

All GLIC employees engaged in GIS' business are covered under GLIC defined benefit and defined contribution plans.

11. Employee Compensation Plans

Unit Options

Unit options are provided to certain eligible employees of RS as provided under the terms of the related option agreements. The number of units authorized to be granted is 10,859,282 as of December 31, 2010.

A summary of the status of RS unit option grants is as follows:

	Unit Options		
	Units		Weighted Average Grant Price
Outstanding at December 31, 2009	5,216,603	$	9.25
Granted	6,392,903	$	5.30
Exercised	(1,170,813)		-
Cancellation	(5,216,603)		
Forfeited	-		-
Expired	-		-
Outstanding at December 31, 2010	5,222,090	$	5.39
Vested and expected to vest at December 31, 2010	5,111,114		-
Exercisable at December 31, 2010	4,112,325		-

On December 31, 2010, 1,822,707 options were granted with an exercise price of $6.32 per unit that vested upon grant. The unit options have a maximum term of approximately 5 years.

On September 7, 2010, 215,016 options were granted with an exercise price of $6.15 per unit that vest 33% on September 7, 2010, and 33% each year thereafter to September 7, 2012. The unit options have a maximum term of approximately 3 years.

On March 22, 2010, 2,135,659 options were granted with an exercise price of $4.83 per unit that vested upon grant. The unit options have a maximum term of approximately 4 years.

On August 1, 2008, 3,600,664 options were granted with an exercise price of $9.04 per unit that vested 25% on August 1, 2009 and 25% each year thereafter to August 1, 2012. The unit options had a maximum term of approximately four years. On March 22, 2010, the remaining 3,407,080